Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000

June 13, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549-0306

Attention:	Mr. Jeffrey P. Riedler
Assistant Director
Mail Stop 3-9

Re:	Insmed Incorporated
Amendment No. 1 to Form S-3 Registration Statement on Form S-1
File No. 333-123695

Dear Mr. Riedler:

On behalf of our client, Insmed Incorporated (the “Company”), we are enclosing three copies of Amendment No. 1 to Form S-3 Registration Statement on Form S-1 (No. 333-123695) (“Amendment No. 1”). The enclosed Amendment No. 1 and this letter reflect the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated April 7, 2005 to Mr. Kevin P. Tully, the Company’s Principal Financial Officer, Treasurer and Controller.

Prior to the filing of Amendment No. 1, on June 10, 2005, the Company has filed an amendment to its Annual Report on Form 10-K for the period ended December 31, 2004 to address disclosure concerns raised by the Staff after its review of the Company’s original Form 10-K filing. It is our understanding that the changes to the Annual Report on Form 10-K as filed should address the Staff’s concerns in full. Those same changes were incorporated into original Form S-3 Registration Statement to create Amendment No. 1 when the information from the Company’s Annual Report on Form 10-K was incorporated therein.

Please note that pursuant to Rule 429, shares previously registered pursuant to Registration Statement on Form S-3 (Nos. 333-107308 and 333-120639) are being carried forward to Amendment No. 1. The Company is carrying those shares forward in an effort to meet its obligations under agreements (the “Registration Rights Agreements”) with the holders of the shares being registered or warrants exercisable for such shares. To avoid certain sizable penalties under the Registration Rights Agreements, the Company is seeking to have Amendment No. 1 declared effective as soon as possible and respectfully requests your assistance in prioritizing the Staff’s review of Amendment No. 1 to the extent possible.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. References to page numbers in the responses refer to the page numbers in Amendment No. 1. Copies of this response letter and Amendment No. 1 containing the changes contemplated by this response letter are being filed simultaneously with Amendment No. 1 with the Commission.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

June 13, 2005

Risk Factors – Page 5

COMMENT 1: We note you are registering the sale of 45,236,471 million shares, and according to your 2004 Form 10-K, you had 44,986,996 million shares outstanding as of February 29, 2005. Even though many of the shares to be sold in this offering are not yet issued because the convertible notes and warrants have not been exercised, the offering still represents a significant portion of the total shares that will be outstanding after the shares are issued. Please include any appropriate risk factor disclosure regarding this issue, such as the impact the large number of shares may have on your stock price.

RESPONSE: In response to the Staff’s comment the Company has added a risk factor on page 18 of Amendment No. 1 and disclosure in a section entitled “Shares Eligible for Future Resale” on page 64 of Amendment No. 1.

Selling Stockholders – Page 21

COMMENT 2: Please identify all sellers who are either broker-dealers or affiliates of a broker-dealer. Disclose that sellers who are broker-dealers are underwriters. The Plan of Distribution section should also list the sellers who are broker-dealers and identify them as underwriters.

RESPONSE: The Company has revised the disclosure regarding the selling stockholders and the plan of distribution on pages 57 through 59 and page 65 of Amendment No. 1 in response to the Staff’s comment.

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact me at (617) 570-1417 or Mitchell S. Bloom at (617) 570-1055.

Sincerely,

/s/ Christian M. Ehrbar
Christian M. Ehrbar

Enclosures

cc:	Gregory S. Belliston
Kevin P. Tully
Mitchell S. Bloom